TOMOTSUNE & KIMURA
SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN
TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336


03037220

File No. 82-5139
November 5, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SUPPL

Cybird Co., Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Cybird Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice of Earnings Forecast for the Interim Period Ending September 30, 2003; and

2. Notice of Earnings Forecast for Fiscal Year Ending March 31, 2004.

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Tomotsune & Kimura, Japanese counsel to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,

Hironori Shibata

Enclosure


JASDAQ

October 28, 2003

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and CEO
Contact: Tomosada Yoshikawa
Senior Vice President
81-3-5785-6110

Notice of Earnings Forecast for the Interim Period Ending September 30, 2003

In consideration of the recent business trends, CYBIRD Co., Ltd. announces forecasts of the net sales, ordinary profit and net income for the interim period ending September 30, 2003, due to considerable variance from the previous interim results.

1. Earnings Forecasts for the Interim Period

Non-consolidated earnings forecast for the interim period (from April 1, 2003 to September 30, 2003)

(Millions of Yen)

	Net Sales	Ordinary Profit	Net income
Results in pervious interim period (A)	4,130	630	704
Interim period estimate (B)	4,412	(53)	(106)
Difference (B-A)	282	(684)	(811)
Change (%)	6.8	—	—

Consolidated earnings forecast for the interim period (from April 1, 2003 to September 30, 2003)

(Millions of Yen)

	Net Sales	Ordinary Profit	Net income
Results in pervious interim period (A)	4,288	570	660
Interim period estimate (B)	4,977	27	(60)
Difference (B-A)	688	(542)	(720)
Change (%)	16.1	(95.2)	—

2. Summary of Interim Period Performance

<Non-Consolidated>

CYBIRD expects net sales for the interim period to be ¥4,412 million, an increase of ¥282 million, or 6.8%, from the previous fiscal year, due to sales growth in the Marketing Solutions Business.

However, ordinary losses will amount to ¥53 million, due to increases in cost of sales and SG&A expenses, to sustain future growth. Reasons for the rise in cost of sales and its ratio against sales are:

1) Increases in site development, outsourcing, and site operating costs incurred in the start up of the Media Development Business, which aim to link mobile phone services with television stations in the area of terrestrial digital broadcasting
2) Increases in personnel expenses, content upgrade costs, and information usage fees to boost competitiveness in the Mobile Content Business
3) Increase in office rent (due to larger floor space), incurred to improve working environment

Looking at SG&A, we project higher costs due to:

1) Increase in personnel and hiring costs to strengthen administrative function

2) Increase in advertisement expenses to achieve larger market share in content business

3) Expenditures for acquiring privacy mark necessary for our marketing solution business

4) Transfer expenses of our data center to realize future cost efficiency

5) Increase in rent expenses due to larger working space and office relocation-related cost

In addition to the above, we forecast the interim net loss to be 106 million yen due to extraordinary losses on retirement of fixed assets and expenditure incurred for restoration of our previous office.

<Consolidated Estimate>

Consolidated net sales for the interim period are expected to be ¥4,977 million, an increase of ¥688 million, or 16.1%, year on year. Sales growth is mainly attributed to increase in non-consolidated net sales and net sales of consolidated subsidiary K Laboratory Co., Ltd.

We estimate ordinary profit to decline by ¥542 million, or 95.2%, to ¥27 million, due to decline in non-consolidated performance, despite a significant surge in the ordinary profit of K Laboratory.

Consolidated net loss for the interim period is projected to be ¥60 million, due to relocation expenses booked as extraordinary loss in the first-half.

3. Outlook

In light of these business environments, we are emphasizing the following strategies in the second-half of the fiscal year.

Our Media Business, with a favorable start, plans to launch various media-related content services and expects to receive orders from several TV stations in the second-half. In addition to steadily expanding these businesses, we are also moving forward to commercialize "OnePush," an interactive communications tool for terrestrial digital broadcasting.

In the Mobile Content Business, we aim to maintain and expand market share by launching new content services with strong brand positioning, corresponding to intensifying market competition. We are also launching initiatives for radical re-examination of the cost structures and striving for the improvement of profitability.

While the Marketing Solution Business and consolidated subsidiary K Laboratory Co., Ltd. continue to achieve solid sales growth in the expanding market, we will be pushing harder to enhance profitability of these businesses.

In addition to the above, we will be striving for a more efficient deployment of our resources through a "selection and focus" strategy, and we will be taking urgent measures to deal with unprofitable business.

Through these measures, we will seek an early recovery in profitability and do our utmost to maximize shareholders' value.



October 28, 2003

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and CEO
Contact: Tomosada Yoshikawa
Senior Vice President
81-3-5785-6110

Notice of Earnings Forecast for the Interim Period Ending September 30, 2003

In consideration of the recent business trends, CYBIRD Co., Ltd. announces forecasts of the net sales, ordinary profit and net income for the interim period ending September 30, 2003, due to considerable variance from the previous interim results.

1. Earnings Forecasts for the Interim Period

Non-consolidated earnings forecast for the interim period (from April 1, 2003 to September 30, 2003)

(Millions of Yen)

	Net Sales	Ordinary Profit	Net income
Results in pervious interim period (A)	4,130	630	704
Interim period estimate (B)	4,412	(53)	(106)
Difference (B-A)	282	(684)	(811)
Change (%)	6.8	—	—

Consolidated earnings forecast for the interim period (from April 1, 2003 to September 30, 2003)

(Millions of Yen)

	Net Sales	Ordinary Profit	Net income
Results in pervious interim period (A)	4,288	570	660
Interim period estimate (B)	4,977	27	(60)
Difference (B-A)	688	(542)	(720)
Change (%)	16.1	(95.2)	—

2. Summary of Interim Period Performance

<Non-Consolidated>

CYBIRD expects net sales for the interim period to be ¥4,412 million, an increase of ¥282 million, or 6.8%, from the previous fiscal year, due to sales growth in the Marketing Solutions Business.

However, ordinary losses will amount to ¥53 million, due to increases in cost of sales and SG&A expenses, to sustain future growth. Reasons for the rise in cost of sales and its ratio against sales are:

1) Increases in site development, outsourcing, and site operating costs incurred in the start up of the Media Development Business, which aim to link mobile phone services with television stations in the area of terrestrial digital broadcasting
2) Increases in personnel expenses, content upgrade costs, and information usage fees to boost competitiveness in the Mobile Content Business
3) Increase in office rent (due to larger floor space), incurred to improve working environment

Looking at SG&A, we project higher costs due to:

1) Increase in personnel and hiring costs to strengthen administrative function

2) Increase in advertisement expenses to achieve larger market share in content business

3) Expenditures for acquiring privacy mark necessary for our marketing solution business

4) Transfer expenses of our data center to realize future cost efficiency

5) Increase in rent expenses due to larger working space and office relocation-related cost

In addition to the above, we forecast the interim net loss to be 106 million yen due to extraordinary losses on retirement of fixed assets and expenditure incurred for restoration of our previous office.

<Consolidated Estimate>

Consolidated net sales for the interim period are expected to be ¥4,977 million, an increase of ¥688 million, or 16.1%, year on year. Sales growth is mainly attributed to increase in non-consolidated net sales and net sales of consolidated subsidiary K Laboratory Co., Ltd.

We estimate ordinary profit to decline by ¥542 million, or 95.2%, to ¥27 million, due to decline in non-consolidated performance, despite a significant surge in the ordinary profit of K Laboratory.

Consolidated net loss for the interim period is projected to be ¥60 million, due to relocation expenses booked as extraordinary loss in the first-half.

3. Outlook

In light of these business environments, we are emphasizing the following strategies in the second-half of the fiscal year.

Our Media Business, with a favorable start, plans to launch various media-related content services and expects to receive orders from several TV stations in the second-half. In addition to steadily expanding these businesses, we are also moving forward to commercialize "OnePush," an interactive communications tool for terrestrial digital broadcasting.

In the Mobile Content Business, we aim to maintain and expand market share by launching new content services with strong brand positioning, corresponding to intensifying market competition. We are also launching initiatives for radical re-examination of the cost structures and striving for the improvement of profitability.

While the Marketing Solution Business and consolidated subsidiary K Laboratory Co., Ltd. continue to achieve solid sales growth in the expanding market, we will be pushing harder to enhance profitability of these businesses.

In addition to the above, we will be striving for a more efficient deployment of our resources through a "selection and focus" strategy, and we will be taking urgent measures to deal with unprofitable business.

Through these measures, we will seek an early recovery in profitability and do our utmost to maximize shareholders' value.



03 NOV 10 AM 7:21

October 28, 2003

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and CEO
Contact: Tomosada Yoshikawa
Senior Vice President
81-3-5785-6110

Notice of Earnings Forecast for Fiscal Year Ending March 31, 2004

CYBIRD Co., Ltd. announced earnings forecast for Fiscal Year Ending March 31, 2004.

1. Performance Estimates for the Fiscal Year Ending March 31, 2004 (from April 1, 2003 to March 31, 2004)

Non-Consolidated Performance (Millions of Yen)

	Net Sales	Ordinary Profit	Net Income
FY Ending March 2004	9,400	220	100

Consolidated Performance (Millions of yen)

	Net Sales	Ordinary Profit	Net Income
FY Ending March 2004	10,500	400	150

2. Outlook

CYBIRD expects its consolidated net sales, for the interim period, to continue to grow, reaching ¥4,977 million, an increase of ¥688 million, or 16.1% year-on-year growth. Ordinary profit, however, is forecast to decline to ¥27 million, a decrease of ¥542 million, or 95.2%, due to expenses incurred in launch of Media Development Business, measures to boost competitiveness of the Mobile Content Business, and head office relocation. In light of these business environments, we are emphasizing the following strategies in the second-half of the fiscal year.

Our Media Business, with a favorable start, plans to launch a variety of media-related content services and expects to receive orders from several TV stations in the second-half. In addition to steadily expanding these businesses, we are also moving forward to commercialize "OnePush," an interactive communications tool for terrestrial digital broadcasting.

In the Mobile Content Business, we aim to maintain and expand market share by launching new content services with strong brand positioning, corresponding to intensifying market competition. We are also launching initiatives for radical re-examination of the cost structures and striving for the improvement of profitability.

While the Marketing Solution Business and consolidated subsidiary K Laboratory Co., Ltd. continue to achieve solid sales growth in the expanding market, we will be pushing harder to enhance profitability of these businesses.

In addition to the above, we will be striving for a more efficient deployment of our resources through a "selection and focus" strategy, and we will be taking urgent measures to deal with unprofitable business.

Through these measures, we will seek an early recovery in profitability and do our utmost to maximize shareholder value.

3. Earnings Estimate for Fiscal Year Ending March 31, 2004

<Non-Consolidated Forecasts>

CYBIRD expects non-consolidated net sales for the fiscal year to amount to ¥9,400 million, an increase of ¥678 million, or 7.8% growth, from the previous fiscal year.

Ordinary profit will decrease by ¥1,039 million, or 82.5%, year on year to ¥220 million due to losses in the first-half. However, we expect recovery in profitability as compared with the first-half, attributable to revenue growth driven by sales initiatives in the first-half.

Net income is predicted to decline by ¥929 million, or 90.3%, to ¥100 million due to first-half extraordinary losses incurred in head office relocation. These include losses on asset disposal and renovation expenses for the old office (to return to its original conditions).

<Consolidated Forecasts>

Consolidated net sales are expected to reach ¥10,500 million, an increase of ¥1,228 million, or 13.3%, year on year. In addition to increases in non-consolidated net sales, the growth is attributed to revenue increase experienced by consolidated subsidiary K Laboratory Co., Ltd.

We estimate ordinary profit to decrease by ¥916 million, or 69.6%, to ¥400 million due to decline in non-consolidated performance, despite a significant surge in the ordinary profit of K Laboratory.

Consolidated net income is projected to be ¥150 million, down by ¥923 million, or 86.0%, due to relocation expenses booked as extraordinary loss in the first-half.

4. Development of Media-Related Business

In April 2003, CYBIRD established the Media Development Department to focus efforts on the development of business that integrates mobile phone functions with other media. Current development efforts are concentrated on building relationships with TV stations in order to contribute to 1) profitability improvements in existing businesses, and 2) sustainability of our growth by building competitive advantages in the promising terrestrial digital broadcasting-related businesses. The following describes our initiatives to develop the Media Strategy business.

During the interim period, we began offering services to Nagoya Broadcasting Network (Nagoya TV) and Asahi Broadcasting Corporation (Asahi TV). For Nagoya TV, we created TV program-linked Web sites, which generated income from operation fees. By developing Asahi TV's official Web site and effectively using advertisement in its program, we have achieved site membership and sales growth that exceeded original plans.

Moreover, in October we announced "OnePush," the mobile phone-based communications tool, developed by CYBIRD and IMAGICA group, compatible with terrestrial digital broadcasting. Among the many benefits of this service, TV stations can 1) add value to their TV commercials, 2) expand mobile phone content by linking to TV programming, and 3) increase the scope of their e-commerce business, such as TV shopping. With growth prospects in "OnePush" services, we expect to boost income through "OnePush" usage fees, content charges, content development fees, and mobile commerce.

We plan to further expand earnings by increasing the number of alliances with TV stations and services offered. We will also start offering its strategic "OnePush" services in December 2003 in conjunction with the start of terrestrial digital broadcast services, focusing efforts on achieving market penetration and generating profits. We are currently in negotiations with eight companies, including major TV stations, and expects to establish business alliances within the fiscal year 2004. CYBIRD will also push towards a substantial sales expansion from Media Business in Fall of 2004.



October 28, 2003

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and CEO
Contact: Tomosada Yoshikawa
Senior Vice President
81-3-5785-6110

Notice of Earnings Forecast for Fiscal Year Ending March 31, 2004

CYBIRD Co., Ltd. announced earnings forecast for Fiscal Year Ending March 31, 2004.

1. Performance Estimates for the Fiscal Year Ending March 31, 2004 (from April 1, 2003 to March 31, 2004)

Non-Consolidated Performance (Millions of Yen)

	Net Sales	Ordinary Profit	Net Income
FY Ending March 2004	9,400	220	100

Consolidated Performance (Millions of yen)

	Net Sales	Ordinary Profit	Net Income
FY Ending March 2004	10,500	400	150

2. Outlook

CYBIRD expects its consolidated net sales, for the interim period, to continue to grow, reaching ¥4,977 million, an increase of ¥688 million, or 16.1% year-on-year growth. Ordinary profit, however, is forecast to decline to ¥27 million, a decrease of ¥542 million, or 95.2%, due to expenses incurred in launch of Media Development Business, measures to boost competitiveness of the Mobile Content Business, and head office relocation. In light of these business environments, we are emphasizing the following strategies in the second-half of the fiscal year.

Our Media Business, with a favorable start, plans to launch a variety of media-related content services and expects to receive orders from several TV stations in the second-half. In addition to steadily expanding these businesses, we are also moving forward to commercialize "OnePush," an interactive communications tool for terrestrial digital broadcasting.

In the Mobile Content Business, we aim to maintain and expand market share by launching new content services with strong brand positioning, corresponding to intensifying market competition. We are also launching initiatives for radical re-examination of the cost structures and striving for the improvement of profitability.

While the Marketing Solution Business and consolidated subsidiary K Laboratory Co., Ltd. continue to achieve solid sales growth in the expanding market, we will be pushing harder to enhance profitability of these businesses.

In addition to the above, we will be striving for a more efficient deployment of our resources through a "selection and focus" strategy, and we will be taking urgent measures to deal with unprofitable business.

Through these measures, we will seek an early recovery in profitability and do our utmost to maximize shareholder value.

3. Earnings Estimate for Fiscal Year Ending March 31, 2004

<Non-Consolidated Forecasts>

CYBIRD expects non-consolidated net sales for the fiscal year to amount to ¥9,400 million, an increase of ¥678 million, or 7.8% growth, from the previous fiscal year.

Ordinary profit will decrease by ¥1,039 million, or 82.5%, year on year to ¥220 million due to losses in the first-half. However, we expect recovery in profitability as compared with the first-half, attributable to revenue growth driven by sales initiatives in the first-half.

Net income is predicted to decline by ¥929 million, or 90.3%, to ¥100 million due to first-half extraordinary losses incurred in head office relocation. These include losses on asset disposal and renovation expenses for the old office (to return to its original conditions).

<Consolidated Forecasts>

Consolidated net sales are expected to reach ¥10,500 million, an increase of ¥1,228 million, or 13.3%, year on year. In addition to increases in non-consolidated net sales, the growth is attributed to revenue increase experienced by consolidated subsidiary K Laboratory Co., Ltd.

We estimate ordinary profit to decrease by ¥916 million, or 69.6%, to ¥400 million due to decline in non-consolidated performance, despite a significant surge in the ordinary profit of K Laboratory.

Consolidated net income is projected to be ¥150 million, down by ¥923 million, or 86.0%, due to relocation expenses booked as extraordinary loss in the first-half.

4. Development of Media-Related Business

In April 2003, CYBIRD established the Media Development Department to focus efforts on the development of business that integrates mobile phone functions with other media. Current development efforts are concentrated on building relationships with TV stations in order to contribute to 1) profitability improvements in existing businesses, and 2) sustainability of our growth by building competitive advantages in the promising terrestrial digital broadcasting-related businesses. The following describes our initiatives to develop the Media Strategy business.

During the interim period, we began offering services to Nagoya Broadcasting Network (Nagoya TV) and Asahi Broadcasting Corporation (Asahi TV). For Nagoya TV, we created TV program-linked Web sites, which generated income from operation fees. By developing Asahi TV's official Web site and effectively using advertisement in its program, we have achieved site membership and sales growth that exceeded original plans.

Moreover, in October we announced "OnePush," the mobile phone-based communications tool, developed by CYBIRD and IMAGICA group, compatible with terrestrial digital broadcasting. Among the many benefits of this service, TV stations can 1) add value to their TV commercials, 2) expand mobile phone content by linking to TV programming, and 3) increase the scope of their e-commerce business, such as TV shopping. With growth prospects in "OnePush" services, we expect to boost income through "OnePush" usage fees, content charges, content development fees, and mobile commerce.

We plan to further expand earnings by increasing the number of alliances with TV stations and services offered. We will also start offering its strategic "OnePush" services in December 2003 in conjunction with the start of terrestrial digital broadcast services, focusing efforts on achieving market penetration and generating profits. We are currently in negotiations with eight companies, including major TV stations, and expects to establish business alliances within the fiscal year 2004. CYBIRD will also push towards a substantial sales expansion from Media Business in Fall of 2004.